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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT

                         (PURSUANT TO SECTION 13(E)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934)

                                 PRIMEDIA INC.

                                (Name of Issuer)

                                 PRIMEDIA INC.

                      (Name of Person(s) Filing Statement)

                  $8.625 SERIES G EXCHANGEABLE PREFERRED STOCK

                         (Title of Class of Securities)

                  74157K 87 9 (144A) AND 74157K 85 3 (REG. S)

                     (CUSIP Number of Class of Securities)

                             ANN M. RIPOSANU, ESQ.
                                 PRIMEDIA INC.
                                745 FIFTH AVENUE
                            NEW YORK, NEW YORK 10151
                                 (212) 745-0100

      (Name, Address and Telephone Number of Person Authorized to Receive

      Notices and Communications on Behalf of Person(s) Filing Statement)

                                    COPY TO:
                             GARY I. HOROWITZ, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 455-2000

                                  May 11, 1998
               --------------------------------------------------

     (Date Tender Offer First Published, Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE

                  TRANSACTION VALUATION*:                                       AMOUNT OF FILING FEE:
                      $242,607,000.00                                                $71,569.00

* For purposes of calculating the filing fee in accordance with Rule 0-11(b)(2) under the Securities Exchange Act of 1934, as amended, the market value of the $8.625 Series G Preferred Stock (the "Old Preferred Stock") to be acquired pursuant to the Exchange Offer (as defined in the Prospectus attached hereto as Exhibit (a)(i)) was determined by multiplying $97.04 (the book value per share of the Old Preferred Stock as of the date hereof) by 2,500,000 (the maximum number of shares of Old Preferred Stock to be acquired in the Exchange Offer).

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  $73,750.00 (representing a portion of the filing fees paid with respect to the filing of the Exchange Offer Registration Statement)
Filing Party:            PRIMEDIA Inc.
Form or Registration
  No.:                   Form S-4 Registration No. 333-51891
Date Filed:              May 6, 1998

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                               Page 1 of 5 pages

                            Exhibit Index at Page 5
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ITEM 1. SECURITY AND ISSUER.

    (a) The issuer of the securities to which this Statement relates is PRIMEDIA Inc., a Delaware corporation ("PRIMEDIA"). The principal executive office of PRIMEDIA is located at 745 Fifth Avenue, New York, New York 10151.

    (b) Upon the terms and subject to the conditions set forth in the prospectus dated May 11, 1998 (the "Prospectus"), filed as Exhibit (a)(i) hereto, and in the accompanying Letter of Transmittal, PRIMEDIA is offering to exchange (the "Exchange Offer") one share (or fraction thereof) of its $8.625 Series H Exchangeable Preferred Stock (the "New Preferred Stock") for each outstanding share (or fraction thereof) of its $8.625 Series G Exchangeable Preferred Stock (the "Old Preferred Stock"). The form and terms of the New Preferred Stock are the same as the form and terms of the Old Preferred Stock except that the shares of New Preferred Stock will have been registered under the Securities Act of 1933, as amended (the "Securities Act"), and hence will not bear legends restricting their transfer pursuant to the Securities Act.

    As of May 11, 1998, 2,500,000 shares of Old Preferred Stock were outstanding. No shares of Old Preferred Stock are currently owned by any officer, director or affiliate of PRIMEDIA and, as such, no shares of Old Preferred Stock will be purchased from any of such persons in the Exchange Offer.

    (c) There is currently no established trading market for the Old Preferred Stock.

    (d) Not applicable.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) The consideration to be paid for shares of Old Preferred Stock will be shares of New Preferred Stock newly issued by PRIMEDIA.

    (b) Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

    The information set forth in "The Exchange Offers--Purpose and Effect of the Exchange Offers" in the Prospectus is specifically incorporated herein by reference.

    In accordance with the terms of the Certificate of Designations for the Old Preferred Stock, shares of Old Preferred Stock acquired by PRIMEDIA in the Exchange Offer will have the status of authorized and unissued shares of preferred stock, undesignated as to series, and may be redesignated and reissued as part of any series of preferred stock.

    (a) Except as set forth in the preceding paragraph, no person will acquire additional securities of PRIMEDIA in connection with the Exchange Offer.

    (b) Not applicable.

    (c) Not applicable.

    (d) Not applicable.

    (e) Not applicable.

    (f) Not applicable.

    (g) Not applicable.

    (h) Not applicable.

    (i) Not applicable.

                                       2
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    (j) Not applicable.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

    Not applicable.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

    The information relating to the Registration Rights Agreement between PRIMEDIA and the placement agents of the Old Preferred Stock set forth in "The Exchange Offers--Purpose and Effect of the Exchange Offers" in the Prospectus is specifically incorporated herein by reference.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in "The Exchange Offers--Exchange Agent" and "--Fees and Expenses" in the Prospectus is specifically incorporated herein by reference.

ITEM 7. FINANCIAL INFORMATION.

    (a) The audited consolidated financial statements of PRIMEDIA for the fiscal years ended December 31, 1995, 1996 and 1997 are included in the Prospectus, and are specifically incorporated herein by reference.

    The information regarding the ratio of earnings to fixed charges for the fiscal years ended December 31, 1997 and 1996 are included in "Prospectus Summary--Summary Consolidated Financial Data" in the Prospectus, and are specifically incorporated herein by reference.

    Book value per share when issued on February 17, 1998, and March 31, 1998 was $97.15 and $97.08, respectively.

    (b) Not applicable.

ITEM 8. ADDITIONAL INFORMATION.

    (a) Not applicable.

    (b) Not applicable.

    (c) Not applicable.

    (d) Not applicable.

    (e) Not applicable.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    See Exhibit Index.

                                       3
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                                   SIGNATURE

    After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                PRIMEDIA INC.

                                BY:             /S/ BEVERLY C. CHELL
                                     -----------------------------------------
                                                  Beverly C. Chell
                                            VICE CHAIRMAN AND SECRETARY

    Dated: May 11, 1998

                                       4
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                                 EXHIBIT INDEX

NUMBER     EXHIBIT
---------  ------------------------------------------------------------------------------------------

   (a)(i)  Prospectus, dated May 11, 1998.

  (a)(ii)  Letter of Transmittal with respect to the Old Preferred Stock, including (A) Instruction to Registered Holder from Beneficial Owner of the Old Preferred Stock and (B) Guidelines
           for Certification of Taxpayer Identification Number on Substitute Form W-9.

 (a)(iii)  Notice of Guaranteed Delivery with respect to the Old Preferred Stock.

      (b)  Not applicable.

      (c)  Registration Rights Agreement dated as of February 17, 1998 among PRIMEDIA Inc., Salomon
           Brothers Inc. and Morgan Stanley & Co. Incorporated.

      (d)  Not applicable.

      (e)  See the Prospectus filed as Exhibit (a)(i) above.

      (f)  Not applicable.